Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Three Months Ended March 31,
2016
Earnings available for fixed charges, as defined:
Net income	$14,426
Tax expense based on income	8,611
Fixed charges	57,144
Earnings available for fixed charges, as defined	$80,181
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$54,491
Estimated interest cost within rental expense	1,107
Amortization of net debt premium, discount, and expenses	1,546
Total fixed charges, as defined	$57,144
Ratio of earnings to fixed charges	1.40
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$855
Adjustment to pretax basis	510
$1,365

Combined fixed charges and preferred stock dividend requirements	$58,509
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.37